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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                (Amendment No. )*


                                  MEDICURE INC.
           -----------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
           -----------------------------------------------------------
                         (Title of Class of Securities)


                                   584 69E 101
           -----------------------------------------------------------
                                 (CUSIP Number)


                                ALBERT D. FRIESEN
                             4-1200 WAVERLEY STREET
                               WINNIPEG, MANITOBA
                                     R3T 0P4
                                 (204) 487-7412
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 APRIL 29, 2005
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

--------------------------------------------------------------------------------
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
--------------------------------------------------------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                     - 2 -


CUSIP No. 584 69E 101
--------------------------------------------------------------------------------
(1)  Names of reporting persons
     I.R.S. Identification Nos. of above persons (entities only)

     ALBERT D. FRIESEN
--------------------------------------------------------------------------------
(2)  Check the appropriate box if a member of a group (see instructions)
     (a)  N/A
     (b)  N/A

--------------------------------------------------------------------------------
(3)  SEC use only

--------------------------------------------------------------------------------
(4)  Source of funds (see instructions) PF

--------------------------------------------------------------------------------
(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or place of organization                 CANADA

--------------------------------------------------------------------------------
  Number of       (7)  Sole Voting Power                  417,900

    shares        --------------------------------------------------------------
                  (8)  Shared Voting Power                6,515,415
 beneficially
                  --------------------------------------------------------------
  owned by        (9)  Sole Dispositive Power             417,900

each reporting    --------------------------------------------------------------
                  (10) Shared Dispositive Power           6,515,415
 person with:
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     6,933,315
--------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     10.4%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

COMMON STOCK
MEDICURE INC.
4-1200 WAVERLEY STREET
WINNIPEG, MANITOBA
R3T 0P4

Item 2.  Identity and Background

  a.     Name;

         ALBERT D. FRIESEN

  b.     Residence or business address;

         4-1200 WAVERLEY STREET
         WINNIPEG, MANITOBA
         R3T 0P4

  c. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

         N/A

  d. Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

         NO

  e. Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

         NO

  f.     Citizenship.

         CANADIAN

Item 3.  Source and Amount of Funds or Other Consideration

AFFILIATE

PERSONAL FUNDS

Item 4.  Purpose of Transaction

ALL SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY HOWEVER, THE HOLDER RESERVES THE RIGHT TO SELL AND/OR TRANSFER ALL OR PART OF SAME.

Item 5.  Interest in Securities of the Issuer.

   a. State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to aquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section13(d)(3) of the Act;

         6,933,315 AND 10.4%.

   b. For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

         417,900

   c. Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a).


         DATE            SHARES ACQUIRED     PRICE     OWNERSHIP
         ----            ---------------     -----     ---------
         04/21/2005           1,000           0.75     ALBERT D. FRIESEN - RRSP
         04/22/2005           2,000           0.74     ALBERT D. FRIESEN - RRSP
         04/22/2005          10,500           0.74     LEONA FRIESEN (SPOUSE) - PERSONALLY
         04/25/2005           9,500           0.74     LEONA FRIESEN (SPOUSE) - PERSONALLY

   d. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

         NONE

   e. If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

         N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

NONE

Item 7.  Material to be Filed as Exhibits.

N/A

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 29, 2005
-----------------------------------------------------------------------
Date


/s/ Albert D. Friesen
-----------------------------------------------------------------------
Signature


Albert D. Friesen - Chairman, President and Chief Executive Officer
-----------------------------------------------------------------------
Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person) , evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).